UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 24, 2018, TOP Ships Inc. (the "Company") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with one institutional investor, pursuant to which the Company sold 2,000,000 shares of its common stock (the "Shares") in a registered direct offering (the "Offering"). The Company also issued warrants (the "Warrants") to purchase up to 3,500,000 Shares at an exercise price of $1.50 per share (the "Warrant Shares" and together with the Shares and the Warrants, the "Securities").
Attached hereto as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the Securities.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: November 8, 2018	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer

Exhibit 5.1

Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

October 26, 2018

Top Ships Inc.
1 Vas. Sofias & Meg. Alexandrou Street
151 24, Maroussi
Athens, Greece

Re:	Top Ships Inc.

Ladies and Gentlemen:

We have acted as counsel to TOP Ships Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the "Company"), in connection with (i) the Company's registered direct offering (the "Offering") of 2,000,000 common shares, par value $0.01 per share (the "Shares") and warrants (the "Warrants") to purchase up to 3,500,000 Shares (the "Warrant Shares" and together with the Warrants and Shares, the "Securities"); (ii) the Securities Purchase Agreement, dated October 24, 2018 (the "Purchase Agreement"), between the Company and the Purchaser party thereto, (iii) the preparation of the Company's registration statement on Form F-3 (File No. 333-215577), as amended (the "Registration Statement"), (iv) a prospectus included therein (the "Base Prospectus") and (v) a prospectus supplement thereto dated October 26, 2018 (the "Prospectus Supplement").  We have reviewed the documents incorporated by reference in the foregoing (the "Incorporated Documents").  The Prospectus Supplement and the Base Prospectus are referred to collectively as the Prospectus.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Purchase Agreement, (ii) the Registration Statement, (iii) the Base Prospectus, (iv) the Prospectus Supplement, (v) the Stockholders Rights Agreement dated September 22, 2016, as amended, relating to the Preferred Share Purchase Rights (the "Rights Agreement"), and (vi) such corporate documents and records of the Company and such other instruments, certificates and documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed.  In such examinations, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies or drafts of documents to be executed, the genuineness of all signatures and the legal competence or capacity of persons or entities to complete the execution of documents. As to various questions of fact that are material to the opinions hereinafter expressed, we have relied upon statements or certificates of public officials, directors of the Company and others.

Top Ships Inc.
October 26, 2018

We have further assumed for the purposes of this opinion, without investigation, that (i) all documents contemplated by the Prospectus to be executed in connection with the Offering have been duly authorized, executed and delivered by each of the parties thereto other than the Company, and (ii) the terms of the Offering comply in all respects with the terms, conditions and restrictions set forth in the Prospectus and all of the instruments, agreements and other documents relating thereto or executed in connection therewith.

In connection with our opinion expressed below, we have assumed that, at or prior to the time of the delivery of any of the Shares, there will not have occurred any change in the law or the facts affecting the validity of the Shares.

With respect to the Shares, we have assumed that, as of each and every time any of the Shares are issued in accordance with the Purchase Agreement or Warrants, the Company will have a sufficient number of authorized and unissued Shares available for issuance under its Third Amended and Restated Articles of Incorporation, as amended.

Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that:

1.	The Shares, Warrants, Warrant Shares and the Preferred Share Purchase Rights have been duly authorized by the Company.

2.	The Shares and Warrant Shares, when issued, sold and paid for as contemplated in the Prospectus, Purchase Agreement and Warrants, will be validly issued, fully paid and non-assessable.

3.
The Warrants constitute binding obligations of the Company and when the Shares and Warrant Shares are issued, sold and paid for as contemplated in the Prospectus, Purchase Agreement and Warrants, the related Preferred Share Purchase Rights will constitute binding obligations of the Company in accordance with the terms of the Rights Agreement.

The foregoing opinions are subject in each case to applicable insolvency, bankruptcy, reorganization, moratorium, fraudulent transfer, fraudulent conveyance or other similar laws affecting generally the enforceability of creditors' rights from time to time in effect and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law, including application of principles of good faith, fair dealing, commercial reasonableness, materiality, unconscionability and conflict with public policy and other similar principles.

This opinion is limited to the laws of the State of New York, the federal laws of the United States of America, and the laws of the Republic of the Marshall Islands as in effect on the date hereof.

Top Ships Inc.
October 26, 2018

We hereby consent to the filing of this opinion as an exhibit to the Company's Report on Form 6-K to be filed with the Commission on the date hereof, and to each reference to us and the discussions of advice provided by us under the headings "Legal Matters" in the Prospectus, without admitting we are "experts" within the meaning of the Securities Act of 1933, as amended, or the rules and regulations of the Commission promulgated thereunder with respect to any part of the Registration Statement or Prospectus.

Very truly yours, /s/ Seward & Kissel LLP